Vestas

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Randers, 2 February 2007

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 3/2007 of 2 February 2007
  "Vestas receives large orders in China"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 2 February 2007
Stock exchange announcement No. 03/2007

Vestas receives large orders in China

Vestas has received orders for a total of 187 MW consisting of 220 units of the V52-850 kW wind turbine for two wind power projects in China.

The two orders have been placed by Datang Chifeng Saihanba Wind Power Co., Ltd. and Yilan Longyuan Wind Power Co., Ltd. and the orders comprise 152 and 68 units of the V52-850 kW turbine, respectively. Both companies are state-owned utilities and developers and are among the "big five" in China's electrical power sector. The orders comprise supply and commissioning of the turbines.

Delivery of the turbines will begin in the autumn of 2007, and commissioning of the wind power plants will take place at the end of 2007 and the beginning of 2008. The projects are located in the provinces of Heilongjiang and Inner Mongolia in the northern and north-eastern part of China.

"*We are very pleased to enter into these contracts with Datang and Longyuan, who are two of the leading wind power operators in China. Both Datang and Longyuan are long-term customers of Vestas, and the signing of these contracts is yet another milestone in our close relationship with both companies,*" says Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S, and continues: "*We are firmly committed to our Chinese customers and to the Chinese market, and we are pleased to see a continuous strong growth and a positive outlook for the Chinese market.*"

The above orders do not affect the Vestas Group's expectations for 2007, cf. Stock exchange announcement No. 49/2006 of 22 November 2006.

Any questions may be addressed to Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S, telephone +65 9660 6501 or Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

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